TYPE 425
SEQUENCE: 1
DESCRIPTION: FILING OF COMMUNICATION

               Filed by General Motors Corporation (GM)
               Subject Company - General Motors Corporation
               Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

     The following is a transcript and graphic description of a film describing Hughes Electronics that will be used various times during the exchange offer period in connection with presentations:

Film transcript:

01:00:00  START

          Michael Smith       This is definitely a new economy business.

          Roxanne Austin      Hughes only sees beginnings. We never see endings.

          Eddy Hartenstein    Its really a rebirth, if you will, of the company.

          Jack Shaw           There's no old, tired thinking at Hughes.

          Michael That's what Hughes is all about. We're probing new frontiers everyday.

          Eddy We are the best entertainment and information choice possible.

1:00:28   Michael             How high is the sky?

          Michael We get more excited everyday as we see this business develop.

          FOX Anchor          How explosive do you see this business becoming?

          Roxanne We expect revenues to grow very rapidly over the next five years.

          Michael We're excited about the revenue growth, but more importantly we see EBITDA growing even faster than revenue growth.

          Bloomberg Anchor    More on the Hughes Electronics deal.

          CNN Anchor          How far do you think you can take it?

          Roxanne             We're growing, people are excited.

1:01:00   Roxanne             Well at Hughes, we have this phenomenal collection
                              of businesses.

          Michael We've moved the company into high growth, high margin businesses.

          Roxanne We have market leading positions in every business that we're in.

          CNBC Anchor         High profile, satellite services.

          Eddy Everyone laughed when we first came out with DBS that stood for "Don't Be Stupid" and no one gave us a snowball's chance in hell. DirectTV has really revolutionized, not evolutionized, the television industry. We're the best in movies. We're the best in sports. We're the best in all around entertainment.

          Michael Many years ago, people thought if we got to 10 million subscribers, it would be a homerun. Well we're knocking on 10 million's door.

          Eddy What we're doing in Latin America is bringing the kind of service that we pioneered here in the United States. And the infrastructure in Latin America allows us the chance to be the market leader at ... and the first to market there. It really is a question of how high is up.

1:02:01   Eddy                Television indeed is the window on the world. What
                              we're doing is taking it to the next step.
                              DirectPC is a terrific, one-way, high-speed data service today. By the end of this year it will have a return path via satellite; ergo a two-way service.

          Eddy We're already into the next set of services. Data-enhanced video, interactive services.

          Roxanne             Everybody in the world today is talking broadband.

          FOX Anchor          You mentioned Spaceway, this wireless broadband
                              system.

          Michael The whole world of broadband comes really into focus.

1:02:30   Jack                Spaceway is a satellite platform which is the next
                              generation. It's gonna do things even faster.

          Michael We're gonna make high-quality broadband available to everybody really cheap.

          Jack This kind of technology is really pushing the envelope.

          Michael And it really will make the world a much smaller place.

1:02:57   Michael             We partnered with AOL, because AOL was doing in
                              the narrowband, internet service area what we'd like to do in the broadband area.

          Eddy The two leaders in their respective industries coming together uh .. made a whole lot of sense for us.

          Michael We're gonna bring our broadband capability to their narrowband flavor and feel, and uh .. have the best of both worlds.

          Roxanne Hughes has a proven track record about our ability to bring digital capability to the world.

1:03:29   Michael             Our customers include, really the Fortune 500
                              kinds of companies here in the United States.

          Jack Hughes Networks Systems makes the business of doing business so much easier on a day to day basis.

          Michael Satellites are ubiquitous. They can see just about everywhere.

          Roxanne             We had a fabulous year at PANAMSAT.

          Jack It's used for video; it's used for data; it's used for voice; and it's used for the internet.

1:03:57   Michael             We're in the business of saving lots of companies
                              a lot of money.

          Michael             Hughes defines global reach.

          Roxanne             You name it. We're there.

          Jack Everywhere in the world, whether it's in the United States or around the world, whatever we do improves somebody's life.

          Roxanne             Hughes is a great place to be.

          Eddy Business in the marketplace we're serving is evolving so quickly.

1:04:27   Jack                It's just impossible not to be enthusiastic.

          Eddy                This is indeed just the beginning.

          Roxanne That's the exciting part about being part of this company. I think when investors think about Hughes, they should think about growth. They should think about innovation. They should think about a company that does think about its shareholders everyday.

          Michael The expectations for the company are just enormous. We see our growth that we've had in the last couple of years. We just see that continuing.

          Jack It is a company that has been successful in the past. But I'm tellin' ya ... you ain't seen nothin' yet.

          END

-0061959.001                                                             Page 1


Description of images shown in film:

[Number countdown]

[Graphic explosion]

[Michael Smith talking in front of TV monitors]

[Hughes logo]

[Roxanne Austin, Corporate Senior Vice President and Chief Financial Officer talking in front of TV monitors]

[Hughes logo]

[Eddy Hartenstein, Senior Executive Vice President Consumer Businesses Sector, talking in front of TV monitors]

[Jack Shaw, Senior Executive Vice President, Enterprise Businesses Sector, talking]

[Michael Smith, Chairman of the Board & Chief Executive Officer Hughes Electronics corporation, talking in front of TV monitors]

[Picture of person diving into water which turns into a reflection of a globe]

[Overhead zoom of city building at night]

[Eddy Hartenstein talking in front of TV monitors]

[Michael Smith talking in front of TV monitors]

[Large c-band satellite antennas facing up to the sky]

[Hughes logo]

[Michael Smith talking in front of TV monitors]

[Picture of satellite over globe]

[Picture of DirecTV operators]

-0061959.001                                                             Page 2


[Two men cheering in front of TV depicting football game]

[DirecTV technician overseeing broadcast operations center]

[Panning of bank of TV screens]

[Fox News interview with Fox News anchorman and Michael Smith]

[Roxanne Austin talking in front of TV monitors]

[Notional Graphic of arrow pointing upward indicating Hughes revenue growth]

[Michael Smith talking in front of TV monitors]

[Notional Graphic of diagonal line overlaid on Hughes logo indicating growing EBITDA]

[Bloomberg news anchor talking about generic "Hughes deal"]

[CNN2 interview with CNN anchorwoman and Michael Smith]

[Roxanne Austin in front of TV monitors]

[Flash of ticker tape]

[Circular view of globe]

[Picture of satellite receiver]

[Hughes logo]

[Scene depicting explosion from the movie "Contact"]

[Roxanne Austin talking in front of TV monitors]

[Picture of computer arrow clicking on "cancel" button]

[Pan of TV monitor bank]

[Michael Smith talking in front of TV monitors]

-0061959.001                                                             Page 3


[DirecTV technician working]

[Satellite dishes facing up to the sky]

[Roxanne Austin talking in front of TV monitors]

[CNBC interview with CNBC anchorman and Michael Smith]

[Satellite dishes]

[Boy clicking on DirecTV remote control]

[DirecTV logo on moving TV]

[DirecTV commercial of people watching DirecTV]

[Brad Pitt shooting a gun]

[Julia Roberts smoking a cigar]

[Eddy Hartenstein talking in front of TV monitors]

[DirecTV logo]

[Scenes from recent movies airing on DirecTV]

[Andre Agassi playing tennis]

[Football game]

[Eddy Hartenstein talking in front of TV monitors]

[Montage of scenes from recent movies airing on DirecTV]

[Picture of Tiger Woods]

[Hockey game]

[Montage of recent TV shows airing on DirecTV including scenes from ER, a Spice Girls concert, Who Wants to be a Millionaire and The Matrix.]

-0061959.001                                                             Page 4


[Michael Smith talking in front of TV monitors]

[People watching DirecTV]

[Chart indicating number of DirecTV subscribers growing from 8.3 million towards 10 million; DirecTV logo]

[Eddy Hartenstein talking in front of TV monitors]

[Laser imaged map of Latin America]

[Latin American children running out of a building with DirecTV dish]

[DirecTV logo]

[Montage of scenes from various shows airing on DTV Latin America]

[Eddy Hartenstein talking in front of TV monitors]

[Scenes from various shows, concerts and a baseball game]

[Exploding fish bowl]

[TV channel logos including
The Sopranos
MAX
NBA League Pass
MTV Presents
Headline News
DirecTV Sports
The Independent Film Channel
Friends
DirecTV TE TRAZ MAIZ PERTO
Discovery channel
DirecTV channel Guide
Cartoon Network
NFL Sunday Ticket
Encore]

[Rapid movement through a city]

[Person levitating in front of DirecTV logo]

[Eyeball rolling past door]

[Eddy Hartenstein talking in front of TV monitors]

[Person watching TV in the desert]

[Children throwing paint towards TV camera]

[Graphic of DirecPC]

-0061959.001                                                             Page 5


[Computer screens showing various examples of DirecPC usage]

[Person typing on keyboard]

[Eddy Hartenstein talking in front of TV monitors]

[Picture of DirecDuo dish and logo]

[Eddy Hartenstein talking in front of TV monitors]

[Stream of data (1s and 0s) floating towards bright light]

[Eddy Hartenstein talking in front of TV monitors]

[Various people using DirecPC applications]

[Roxanne Austin talking in front of TV monitors]

[Fox News interview with Michael Smith and Fox anchorman regarding Spaceway project]

[Jack Shaw talking]

[Hughes Spaceway logo]

[Picture of person's eye]

[Various examples of broadband applications with computers]

[Michael Smith talking in front of TV monitors]

[Jack Shaw talking]

[Boy with satellite in the background]

[Michael Smith talking in front of TV monitors]

[Aerial picture of the earth]

-0061959.001                                                             Page 6


[AOL logo]

[Blast of light and picture of stock chart]

[Picture of people using a computer]

[Michael Smith talking in front of TV monitors]

[Picture of people using e-mail and other computer functions]

[Eddy Hartenstein talking in front of TV monitors]

[Lights wrapping around ancient buildings]

[Man looking at computer screen with cityscape in background]

[Various pictures of children playing]

[Michael Smith talking in front of TV monitors]

[Roxanne Austin talking in front of TV monitors]

[Pictures of people swiping credit cards]

[Roxanne Austin talking in front of TV monitors]

[Hughes Network Systems Logo with picture of #1]

[Logos of customers of HNS, including Blockbuster Video, Chevron BMW, Circuit City, Ford, K-Mart, GM, Mobil and Wal-Mart]

[Michael Smith talking in front of TV monitors]

[Jack Shaw talking]

[People talking on cellular phones, using PalmPilots and swiping credit cards]

[Spinning Hughes' satellite]

-0061959.001                                                             Page 7


[Satellite dishes]

[Satellite uplink center]

[Roxanne Austin talking in front of TV monitors]

[PanAmSat logo]

[Satellite uplink center]

[Jack Shaw talking]

[Pictures of people using computers, cellular phones and other technology]

[Graphic of satellite]

[Michael Smith talking in front of TV monitors]

[Hughes logo]

[Picture of Paris skyline]

[Picture of New York City Skyline]

[Picture of Beijing skyline]

[Picture of city skyline]

[Michael Smith talking in front of TV monitors]

[Roxanne Austin talking in front of TV monitors]

[Jack Shaw talking]

[Graphic of globe highlighting Hughes' global presence]

[Jack Shaw talking]

[Hughes logo]

-0061959.001                                                             Page 8


[Satellite dishes]

[Roxanne Austin talking in front of TV monitors]

[Boy on a swingset swinging towards a city skyline]

[Eddy Hartenstein talking in front of TV monitors]

[Jack Shaw talking]

[Dancers and opera singer]

[Eddy Hartenstein talking in front of TV monitors]

[Roxanne Austin talking in front of TV monitors]

[Satellite over the earth]

[Man jumping on DirecTV remote buttons]

[Network logos on TVs flying over man in foreground]

[Michael Smith talking in front of TV monitors]

[Person playing basketball over the earth]

[Baseball player hitting baseball on desert floor]

[Jack Smith talking in front of TV monitors]

[Hughes logo]

                                  * * * * *

The following is a graphic description and script of a presentation regarding the exchange offer that will be used various times during the exchange offer period:

Graphic Description of Slide 1:

                            Exchange Offer Roadshow

                                 [Hughes Logo]

                                   May 2000

Graphic Description of Slide 2:

                             Cautionary Statement

The use of the words "Expect," "Anticipate," "Estimate," "Project" and similar expressions are intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe that they are reasonable, actual results may differ materially due to important factors including those described in Hughes' and GM's SEC filings. In this regard, you should consider carefully each of the risks and uncertainties set forth in the Prospectus in the sections entitled "Risk Factors" and "Disclosure Regarding Forward-Looking Statements."

GM urges holders of GM $1 2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website at www.sec.gov, at General Motors' website at www.gm.com or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC480-000-FCI), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries form the news media should be directed to GM Corporate Communications at (212) 418-6380.
                                                                  [Hughes  Logo]

Graphic Description of Slide 3:


                           Summary of Exchange Offer

Shares Accepted for Tender         GM $1-2/3 Par Value Common Stock
Shares to be Distributed           GM Class H Common Stock
Size of Exchange                   Up to 92,012,781 shares of Class H Stock
Minimum Condition for Exchange     At least 28,798,992 shares of $1-2/3 Par
                                   Value Common Stock
Exchange Ratio                     1.065
Premium to GM $1-2/3*              17.7%
Exchange Offer Expiration          Midnight EDT, Friday, May 19, 2000
                                   (Unless Extended by GM)
Dealer Manager                     Morgan Stanley Dean Witter
Hughes' Marketing Manager          Salomon Smith Barney

*Based on closing trading prices of GM Class H
 Common Stock and GM $1-2/3 Par Value
 Common Stock as of April 19, 2000

                                                                   [Hughes Logo]

Graphic Description of Slide 4:

                                  Agenda

       Vision & Strategy                            Michael T. Smith
                                                    Chairman and CEO

       Consumer Services                            Eddy W. Hartenstein
                                                    Senior Executive VP

       Enterprise Services                          Jack A. Shaw
                                                    Senior Executive VP

       Financial Overview                           Roxanne S. Austin
                                                    Chief Financial Officer

                                                                  [Hughes  Logo]

Graphic Description of Slide 5:

                               Vision & Strategy

       [Graphic of 5 people standing in front of a large computer screen with sun rising in background]

                               Michael T. Smith
                     Chairman and Chief Executive Officer

                                                                  [Hughes  Logo]

Graphic Description of Slide 6:

                             Investment Highlights

                      [Banner] Accelerating EBITDA Growth

 .  Focused on High-Value Service Businesses in Rapidly Growing Markets

 .  Leader in Each Core Business

 .  DirecTV: World's Leading Digital Multi-channel Entertainment Provider

 .  Management Team with Proven Track Record of Value Creation

                                                                  [Hughes  Logo]

Graphic Description of Slide 7:

                           Transformation of Hughes

Bar chart within a computer screen graphic depicting Service Revenues as % of Total Revenues from the year 1995 to the year 2000 as follows:

                              1995:    37%
                              1996:    49%
                              1997:    70%
                              1998:    76%
                              1999:    82%
                              2000:    (Estimated - slightly above 1999 figure)

                                                                  [Hughes  Logo]

Graphic Description of Slide 8:

                            The Hughes Organization

                                 [Hughes logo]

                             1999 Revenues = $5.6B


[Banner]  Consumer Services                              Enterprise Services
 [DIRECTV  logo]                 [PanAmSat logo]                          [Hughes Network Systems logo]

 .  United States                 .  Global Satellite Services for:        .  Private Business Networks (VSATs)
 .  Latin America                    - Video                               .  DIRECTV Systems
 .  Minority Stakes:                 - Internet / Data                     .  Systems / Software Development:
   - Japan                          - Telephone                              -  DirecPC / AOL
   - Spain                                                                   -  Set-Top Receivers
 .  Consumer Marketing of                                                     -  Wireless Broadband Equipment
   DirecPC and Other
   Broadband Services

1999 Revenues = $3.8 B*               1999 Revenues=$0.8B*                 1999 Revenues=$1.4B*

                      *Excludes Intercompany Eliminations

Graphic Description of Slide 9:

                            Hughes Vision is Simple

#1 or #2 U.S. Multi-channel
Provider [text in box]                                                 To Be the Premier Global
                                      Lead Worldwide Shift to          Provider of Integrated
#1 Global Satellite Services          Digital Communications           Entertainment and Information
 Provider [text in box]               [text within right pointed       Products and Services
                                      arrow]                           [text in box]
#1 Global Satellite Broadband
 Provider [text in box]

                                                                  [Hughes  Logo]

Graphic Description of Slide 10:

                      DBS Subscriber and Revenue Forecast

                              U.S. Market [banner]

     [Bar chart showing industry Revenues ($B) increasing from the year 1999 to the year 2005. Above the top of the bars, a line depicts the number of Subscribers (M) increasing from the year 1999 to the year 2005.]

Source: Average of Analyst Estimates

                                                                  [Hughes  Logo]

Graphic Description of Slide 11:

                      Broadband Satellite Service Forecast

                          [banner] Worldwide Revenues

     [Bar chart showing Consumer and Enterprise industry revenues in billions for the years 2000, 2002, 2004, 2006 and 2008. For each year, a bar depicts Enterprise industry revenues in one color stacked on top of Consumer industry revenues in another color.]

Source:  Pioneer Consulting, "Next Generation Broadband Satellite Networks"


                                                                  [Hughes  Logo]

Graphic Description of Slide 12:

                           Hughes Multimedia Services


     Television                                          Personal Computer
[Television graphic           DirecDuo                [Personal Computer
showing AOL TV and      [text in 2 sided arrow]       Graphic with AOL screen
football game]                                        on the monitor]

                              Broadband Timeline

              [logos below contained within a right pointed arrow]
[DirecPC logo]     [AOL Plus logo]      [DirecPC           [Hughes
                    [AOL TV logo]         Two-Way logo]     Spaceway logo]

 1997                                    2000               2003

Graphic Description of Slide 13:

                              The Power of Hughes

[Picture with DirecDuo satellite receiver and dish in center. Surrounding these are (clockwise from upper right): a personal computer, two people looking at a personal computer, two people watching television, a person looking at a personal computer, a group of 5 people looking at a personal computer, a television set, and a satellite transmitting a signal to the DirecDuo satellite receiver and dish in the center of the picture.]


                                                                  [Hughes  Logo]

Graphic Description of Slide 14:

                               Consumer Services

                       [DIRECTV logo within a television]

                              Eddy W. Hartenstein
                        Senior Executive Vice President

                                                                  [Hughes  Logo]

Graphic Description of Slide 15:

                               Consumer Services
                                  DIRECTV U.S.

                    [banner] Accelerating Subscriber Growth

          Subscriber Growth*                . Record Growth - Up 33%
[Bar chart showing DirecTV                  . Local Channels
subscriber growth by quarter for 1998,1999  . Lower Equipment Costs
and for the first quarter of 2000]          . Critical Mass - Word of Mouth
*Excludes PRIMESTAR Conversions             . Differentiated Programming
                                            . Broadest Distribution Channels
    U.S. Direct-to-Home Subscribers           - Consumer Electronics Retailers
    (As of March 31, 2000)                    - PRIMESTAR
                                              - Telephone Companies
[Pie chart showing Echostar
and DirecTV subscriber shares as of March
31, 2000.  8.3M DIRECTV subscribers are
indicated.]
                                                                  [Hughes  Logo]

Graphic Description of Slide 16:

                               Consumer Services
                                 DIRECTV U.S.

                  [banner] Increasing Revenue Per Subscriber

- Highest in U.S. Multi-channel Industry            Average Monthly Revenue
- Growth Drivers                                        Per Subscriber
  - Premium Packages
  - Exclusive Sports                           Bar chart showing Average Monthly
  - Pay-per-View/Special Events                Revenue Per Subscriber
                                               from 1995 - 1999 as follows:

"Titanic" movie graphic                                 1995: $39
                                                        1996: $45
logos of NBA League Pass,                               1997: $45
NFL Sunday Ticket, NHL Center                           1998: $46
Ice, MLB Extra Innings                                  1999: $58*

Concert singer graphic                          *Includes premium programming
                                                 acquired through USSB

                                                                  [Hughes  Logo]

Graphic Description of Slide 17:

                               Consumer Services

                         DirecTV U.S.--2000 and Beyond

     Growing                            Increasing Revenue
     Subscriber Base                      per Subscriber
     [Bar chart depicting total            Local Channels
     subscribers by year from            [logos of ABC, CBS, NBC,
     1996 to 2000 as follows.                     Fox]                Accelerating
                                   [plus sign]    [equals sign]          EBITDA
          1996:  2.3M                                                    Growth
          1997:  3.3M                                             [text within starburst]
          1998:  4.5M
          1999*: 8.0M
          2000*: Estimated 9.5-10M]

     Total Subscribers                  Interactive Services
                                     [logos of AOLTV, TiVo and
     * Includes "PRIMESTAR By                    Wink]
       DIRECTV" Subscribers

                                                                  [Hughes  Logo]

Graphic Description of Slide 17A:

                               Consumer Services

                      DirecTV U.S. - Interactive Services

                           [banner] DIRECTV - Wink

             [A television with a picture of a woman in front of a
               weather map. Two Icons are on the bottom right:
          "Exit" and "New City". On the bottom left is a three day
        weather forecast. In the middle are the words "Cincinnati, OH"]

                                                                   [Hughes Logo]

Graphic Description of Slide 17B:

                               Consumer Services

                      DirecTV U.S. - Interactive Services

                    [banner] DIRECTV - TiVo Combination Box

                  [A television with a menu. The headline is
               "Now Showing on TiVo". Down the left side of the
          viewing screen is a list of television programs. Opposite
                            on the right are dates]

Graphic Description of Slide 17C:

                               Consumer Services

                      DirecTV U.S. - Interactive Services

                          [banner] DIRECTV - AOL TV

          [A television with a menu down the left side superimposed
                     over the picture of a football game]

Graphic Description of Slide 18:

                               Consumer Services
                             DirecTV Latin America

                  [banner] Restructured to Accelerate Growth

 . 909K Subscribers in 27 Countries        Bar Chart depicting Net Subscribers by
 . $34 Monthly Revenue per Subscriber      quarter for 1998, 1999 and the first
 . Operating Control in Mexico and Brazil  quarter of 2000.
 . Exclusive Programming                   Pie chart title Subscribers by
  [logos of HBO Ole and Disney]           Country (YE 1999): Brazil 41%,
 . New Interactive Services                Mexico 18%, Venezuela 16%
                                          Argentina 14%, Other 11%

                                                                  [Hughes  Logo]

Graphic Description of Slide 19:

                              Enterprise Services

[graphic of satellite in space         [graphic of a Mobil station pay
orbiting the Earth]                    at the pump terminal with a
                                       VSAT on top]

[PanAmSat logo]                        [Hughes Network Systems logo]


                                  Jack A. Shaw
                        Senior Executive Vice President

                                                                   [Hughes Logo]

Graphic Description of Slide 20:

                              Enterprise Services
                                   PanAmSat

Distributes Cable                                     Provides Internet
And Broadcast TV                                      Access to ISPs in
Programming to Over                                   Nearly 50 Countries
125 Million                                           [text in box]
Households
[text in box]

                      [graphic of  earth surrounded
                      by satellites (which represent
                      PanAmSat's currently
                      Operating in orbit satellites) and
                      small boxes (which represent
                      the orbital slots held by
                      PanAmSat and Hughes)]

Delivers More than 500                                Provides Satellite
Direct-to-Home TV                                     Services to More Than
Channels Worldwide                                    35 Telecom Carriers
[text in box]                                         [text in box]

Graphic Description of Slide 21:

                              Enterprise Services
                                   PanAmSat

                  [banner] Largest Commercial Satellite Fleet

1999 Revenues = $0.8B

Pie Chart with revenue breakdown:        . 21 Satellites Today Growing to 24 by
                                           Year End
Telecom Services 23%, Direct-to-         . Blue-Chip Global Customer Base
Home 23%, Video Broadcast 45%,             with Long Term Contracts
Other 9%                                 . EBITDA Margins approx. 70%
                                         . $6.1B Backlog

Bar chart title "Satellites in
Orbit"  showing 17 in 1997, 19 in 1998
20 in 1999, estimated 24 in 2000

                                                                  [Hughes Logo]

Graphic Description of Slide 22:

                              Enterprise Services
                       PanAmSat - New Internet Strategy

                  [banner] Transforms the Internet Experience

 . Global Satellite-Based Overlay to the
    Terrestrial Network                                   [Net 36 logo]
 . Utilizes Existing PanAmSat Satellite Capacity           [graphic of satellite]
 . Delivers Content to Servers on the "Edge" of
    the Internet
 . Scalable, Consumption-Based Business Model
 . Ka-band, Expansion for Future Growth

Graphic Description of Slide 23:

                              Enterprise Services
                             Hughes Network Systems

         [banner] #1 Satellite-Based Business Communications Provider


1999 VSAT Revenues = $0.5B       [logos of ARCO, Ford, GM, Blockbuster, Chevron
                                 Wal-Mart, Kmart, Mobil, BMW, Circuit City in box on right half of page]
[Pie Chart: Equipment $0.3B,
Services $0.2B]

[Bar Chart titled Cumulative VSATs Under Contract (Numbers in Thousands)
     1994:  20        1997: 180
     1995:  60        1998: 240
     1996: 140        1999: 300]

Graphic Description of Slide 24:

                              Enterprise Services
                             Hughes Network System

                [banner] Leading Hughes' Broadband Development


 . Leading-Edge Systems Technology           [graphic of DirecDuo
 . Record Production of DirecTV Systems      system in box]
 . Initial Shipments of Broadband Wireless
    Equipment to Winstar and Teligent       [bar chart title: DIRECTV
 . Developing SPACEWAY System                System Production
                                            1997:   142,000
                                            1998:   654,000
                                            1999: 2,100,000
                                            2000: 3,000,000-4,000,000 estimated]

Graphic Description of Slide 25:

                              Broadband Strategy

Existing Customer Base                       Superior Technology
 .  Business                                  - Cutting-Edge Satellite Technology
-  PanAmSat                                  - Leading HNS Ground /
-  VSATs / DirecPC                               Systems Technology
 .  Consumer
-  DirecTV
-  DirecPC
-  AOL Partnership
[text in box with arrow                      [text in box with arrow
pointing towards                             pointing towards
center of page]                              center of page]

                        [Hughes logo]
                        Competitive
                        Advantages
                        [logo and text in
                        circle graphic in center
                        of page (arrows point to this)]


Most Spectrum                                 Most Satellite Services Experience
- 17 Orbital Slots                            - DirecTV
- Greater than 20 Gigahertz Worldwide         - PanAmSat / Galaxy
- Strategically Positioned                    - VSATs
                                              - DirecPC
[text in box with arrow                       [text in box with arrow
pointing towards                              pointing towards
center of page]                               center of page]

Graphic Description of Slide 26:

                              Financial Overview

                       [Graphic of conductor standing on
                          top of the world with world
                           currencies streaming by]


                               Roxanne S. Austin
                           Senior Vice President and
                            Chief Financial Officer

                                                                  [Hughes  Logo]

Graphic Description of Slide 27:

                         Hughes Financial Performance

                               [banner] Revenues

    [Stacked bar chart showing DIRECTV as an increasing portion of Hughes' revenues from 1995 - 1999. DIRECTV on bottom of each bar.]


                                                                  [Hughes Logo]

Graphic Description of Slide 28:

                          Hughes Financial Performance

                                [banner] EBITDA

     [Stacked bar chart showing DIRECTV EBITDA losses from 1995 -1999 and Hughes total EBITDA from 1995 - 1999 (1999 bar depicts what total EBITDA would have been excluding the $272M write off attributable to the discontinuation of narrowband wireless businesses)]


                                                                  [Hughes Logo]

Graphic Description of Slide 29:

                               Investment Summary

     [Bar chart showing Equity/Other*, Satellite Expenditures, and General Capital components of investments from 1997-2000 (estimated)]

     * Excludes Mergers and Acquisitions Related to PanAmSat ($3B in 1997), USSB ($1.6B in 1999) and PRIMESTAR ($1.8B in 1999)


                                                                  [Hughes Logo]

Graphic Description of Slide 30:

                              Accelerating Growth

                                                       Growth Driven By DirecTV
                                                   [text in multi-pointed star]
EBITDA
[text in diagonal upward pointed arrow]

                                                                 [Hughes  Logo]

Graphic Description of Slide 31:

                            Subscriber Value Drivers



---------------------------------------------------------------------------
                                    Cable         AOL       DirecTV U.S.
---------------------------------------------------------------------------
Year End 1999 Subscribers            69M          24M            8M
---------------------------------------------------------------------------
1999 Subscriber Growth                2%          30%            39%
---------------------------------------------------------------------------
Household Usage                      48            7             50
(Avg. hours / week)
---------------------------------------------------------------------------
Subscription Revenue*               $41          $20            $58
---------------------------------------------------------------------------
Advertising and                     $ 3          $ 6            $ 0
E-Commerce Revenue*
---------------------------------------------------------------------------
Monthly Churn                       2-3%          N/A           1.5%
---------------------------------------------------------------------------
Cum Capital / Homes Passed        $800-900       $15            $20
Annual Fcst / Homes Passed          $70         $2-3           $2-3
---------------------------------------------------------------------------

* Average monthly revenue/subscriber

Graphic Description of Slide 32:

                                 DIRECTV U.S.

                          [banner] Financial Metrics

 . Acquisition Cost approx. $450-500 per Subscriber  [area chart indicating a
 . Gross Margin approx. 50%                          notional representation of
 . Average Payback approx. 18 months                 Revenues, EBITDA, Variable
 . Subscriber IRR approx. 70%                        Costs, and Selling/G&A]


                                                                  [Hughes  Logo]

Graphic Description of Slide 33:

                             Investment Highlights

                      [banner] Accelerating EBITDA Growth

 . Focused on High-Value Service Businesses in Rapidly Growing Markets
 . Leader in Each Core Business
 . DirecTV: World's Leading Digital Multi-channel Entertainment Provider . Management Team with Proven Track Record of Value Creation

                                                                  [Hughes Logo]

Graphic Description of Slide 34:

                              [large Hughes logo]

Script for Slide 1 Commentary:

 . [Intro by lead banker]

Script for Slide 2 Commentary:

 . [Lead banker, pause for safe harbor]

Script for Slide 3 Commentary:

 . [Lead banker explains.]

Script for Slide 4 Commentary:

 . [Lead banker introduces agenda and presenters. Notes that Hughes executives have been advised not to discuss financial projections, including revenue and EBITDA predictions, for their businesses during the registration period.]

 . EBITDA stands for Earnings Before Interest, Taxes, Depreciation and
  Amortization, and Hughes defines EBITDA as Operating Income plus depreciation and amortization. EBITDA is a commonly used metric in the media, entertainment and communications industries to measure operation performance.

Script for Slide 5 Commentary:

(Mike Smith)

 . Thank you for joining us.

 . We're pleased to have this opportunity to tell you about the exciting and powerful things we're working on at Hughes, and to show you why we think this exchange offer is an outstanding opportunity for you to benefit from the dynamic growth of both our company, and the markets in which we operate.

Script for Slide 6 Commentary:

   (Mike Smith)

 . During the last 3 years, we have transformed Hughes from a technology driven manufacturing based business into a high-value communications service business with accelerating EBITDA growth.

   .. We are a leader in each of our core businesses.

   .. Our value is driven primarily by our U.S. DIRECTV business. It is the third largest entertainment provider in the United States -- and the leading digital entertainment provider in the world.

   .. Finally, our management team has a proven track record and has made the tough choices to transform the business...primarily to create value for our shareholders.

Script for Slide 7 Commentary:

(Mike Smith)

 . On this slide, you can see our successful transformation to service businesses.

 . We took the latest step in this renaissance in January of this year when we announced our agreement to sell our satellite manufacturing businesses to Boeing in an all-cash transaction valued at almost $4 billion.

 . We expect that deal to close later this year, at which time we'll book a one-time after-tax gain of about $1.3 billion.

 .  In 1995 less than 40 percent of our revenues came from service businesses. By
   1999, service businesses provided more than 80 percent of total revenues.

 . By staying focused on high-value, high-growth service businesses, we have taken Hughes -- and its shareholders -- to a new level of excellence.

Script for Slide 8 Commentary:

(Mike Smith)

 . For those of you who don't know us, our company generated nearly $6 billion in revenues last year -- a 54 percent increase over 1998's revenues.

 . We're now structured to attack our two major markets--consumer and enterprise. We are no longer driven by technology or products.

 . Our Consumer Services include DIRECTV and the marketing of DirecPC, our high-speed satellite Internet service.

   .. In 1999, our direct-to-home businesses generated $3.8 billion in revenues.

      ... It serves more than 8.3 million customers in the United States and more than 909,000 customers in Latin America.

(Continued)

(Mike Smith)

 . Our Enterprise Services includes PanAmSat--81% owned by Hughes and publicly traded on the NASDAQ. It provides global satellite services for cable, network television, Internet and telephone providers.

 . Looking at Hughes Network Systems, it is the world's leading provider of satellite-based private business networks.

   .. HNS is also one of the leading manufacturers of DIRECTV receiving equipment, and is our technology well spring.

       . It leads systems development for our broadband businesses, including DirecPC, DIRECTV receiving equipment, wireless broadband equipment, and Spaceway.

 .  Together, these businesses generated $2.2 billion of revenues in 1999.

Script for Slide 9 Commentary:

(Mike Smith)

 .  We have adopted a simple but powerful vision:

   .. To be the premier global provider of integrated entertainment and information products and services.

 . To do this, we will lead the global shift toward digital communications as we become:

   .. One of the top two multichannel entertainment providers in the United States -- a goal that is well within our reach.

   ..  We will be the leader in providing global satellite services, as well as;

   .. The world's number-one provider of global satellite-based broadband services.

 .  Now I'd like to share with you a few reasons why we are so enthusiastic about
   Hughes' future, and why we feel so strongly about our ability to achieve this vision.

 .  Let's start with a quick look at our markets.

Script for Slide 10 Commentary:

(Mike Smith)

 . In the U.S. direct-to-home market, is expected to continue its significant growth.

 . Wall Street analysts expect revenues to nearly triple by 2005 as the industry approaches 25 million subscribers.

Script for Slide 11 Commentary:

(Mike Smith)

 . In the global broadband satellite service markets, we see the industry is anticipating even faster growth -- in both consumer and enterprise applications.

 . In fact, current estimates predict the market will reach nearly
  $40 billion by 2008 -- that's an 8-year CAGR of more than 50 percent.

Script for Slide 12 Commentary:

(Mike Smith)

 . With our extensive - and growing - customer bases and market leading positions, Hughes is well-positioned to benefit from these rapidly expanding markets.

 . Hughes is also in a prime position to capitalize on the convergence of the television, the Internet and the computer.

 . DirectDuo already provides us with a single-dish solution to provide both television and Internet services. And that is just the beginning.

 . Looking at the timeline arrow, in the summer of this year, we will launch the "AOL Plus Powered by DirectPC" broadband Internet service.

   .. It will be the only broadband service available nationwide, and will have the power of the AOL brand behind it.

   .. AOL plans to market the service as an upgrade to its 24 million existing customers as well as to the new customers.

   .. Late this year, we expect to begin offering a DirecPC system that sends and receives data two-way via satellite, unlike today's system, which has a phone-line return.

   .. This exciting new service will allow customers to eliminate the need for a second telephone line and to have Internet service that is "always on."

(Mike Smith)

 .  We're also leveraging the AOL brand for the television.

 . Importantly both DIRECTV and DirecPC are neutral platforms, and we expect to partner with other Internet Service Providers to provide similar and expanded services under other brand names.

 . The subscribers of DIRECTV, DirecPC and DirecDuo will provide us with an excellent customer base for the expanded service we'll be able to offer when we launch our new Spaceway system in 2003.

   .. Spaceway will have an even faster, two-way satellite capability that will allow us to open the door to a new level of interactivity.

 .  Spaceway also has powerful applications in our Enterprise services which Jack
   Shaw will tell you about later in the presentation.

Script for Slide 13 Commentary:

(Mike Smith)

 .  So let me close by saying that over the past 3 years, we have transformed
   Hughes into a high-value communications service business.

 . In the future, we will leverage our position as the world's largest provider of digital multi-channel entertainment television;

   .. A future in which we press forward as pioneers in the effort to evolve direct-to-home television into the interactive medium it can clearly become--a portal into millions of American homes;

   .. A future in which the key to success will be the broadband pipeline that fills our homes with entertainment and information, and connects us to the world around us.

   ..  Hughes has that pipeline -- into homes, and into businesses.

 . That's a future full of excitement -- a future full of promise -- and most of all, a future that we have created by the successful transformation of our company.

Script for Slide 14 Commentary:

(Mike Smith)

 .   And with that, I'll turn the presentation over to Eddy Hartenstein. Eddy will give you a clearer picture of what we're doing to turn our vision into reality in the consumer businesses I've described.

 .   Eddy?

(Eddy Hartenstein)

 .   Thank you, Mike

Script for Slide 15 Commentary:

(Eddy Hartenstein)

    . As Mike mentioned, the keystone of our consumer services is our U.S.
      DIRECTV business.

    . In 1999, DIRECTV continued its record subscriber growth, adding over 1.6 million high-power subscribers -- a 39% increase over 1998, which also was a record year.

    . Our first quarter 2000 numbers show that our momentum remains strong. In our high-power business alone, we added 405,000 net new subscribers -- that's 33 percent over the first quarter of 1999.

    . We now have more than 8.3 million customers, making DIRECTV the third largest multi-channel entertainment provider in the United States, and the largest provider of digital entertainment.

    . In fact, 1 out of every 12 U.S. television households now has DIRECTV.

      (Continued)

(Eddy Hartenstein)

      . Our growth is being driven by a variety of factors

        .. We've begun providing local channels in 23 markets.

            ... With the future launch of additional capacity, we expect to provide local channels in significantly more markets.

        .. Lower equipment costs -- as low as $99 in most cities -- are making the service accessible to a larger cross-section of our population.

        .. We've reached a critical mass of customers, creating a significant impact from "word of mouth" advertising.

        .. We offer entertainment that consumers simply can't find anywhere else, particularly our sports packages such as the NFL Sunday Ticket, our original programming, and special pay-per-view events.

        .. We also have very strong distribution through our extensive presence in consumer electronics stores, the rural distribution network we gained with the Primestar acquisition, and the efforts of Regional Bell Operating Companies with whom we have alliances.

Script for Slide 16 Commentary:

(Eddy Hartenstein)

 . In addition to strong subscriber growth, we're also growing our monthly revenue per subscriber.

 . You can see on this slide that our average monthly revenue has continued to increase since we launched the service a few years ago.

 . Today, our monthly revenue for high-power subscribers is about $58--the highest in the multi-channel entertainment industry. This $58 includes revenues from the premium movie channels obtained via the USSB acquisition in 1999.

   .. Revenue per subscriber is driven by our premium packages--where more than 50% of our subscribers choose pay TV movie channels such as HBO, Showtime and Starz--and our exclusive sports, and vast selection of pay-per-view movies and events.

Script for Slide 17 Commentary:

(Eddy Hartenstein)

 .  As you can see, DIRECTV has started 2000 with great momentum.

 . We expect to add more subscribers this year than in 1999, while establishing yet another record performance.

   ..  In fact, we expect to end this year with 9.5 to 10 million subscribers.

 . I might add that the large subscriber spike you see on the slide in 1999 is partially attributable to the Primestar and USSB acquisitions.

 . We also expect to continue to increase our revenue per subscriber as we provide local channels and interactive services.

 . In some markets, we've already seen over 50 percent of existing DIRECTV subscribers choose our local channel package for $5.99 per month.

 . In those cities where we offer local channels over the satellite, we're already seeing over 50% of new subscribers sign-up for our local package.

 . We are attaining a significantly higher penetration rate for new subscribers in those cities where we offer local programming.

(Continued)

(Eddy Hartenstein)


 .  Our initial interactive services will come online later this year.

   .. Wink services will give you the ability to turn on a channel like CNN -- and get the equivalent of a web site with data relating to the newscast or special report you're watching.

   .. You'll have access to a wide range of sports statistics while watching that big game... Background data on the documentary you're engrossed in on the Discovery network... Up to the minute scores, localized weather -- from whatever city you choose, without waiting for the Weather Channel to work through the alphabet from Albuquerque to Washington.

   .. TiVo incorporates a variety of innovations, including time-shifting -- which will give viewers tools like expanded, up to 30-hour recording capacity-- plus the ability to pause or rewind a live TV broadcast or a pay-per-view movie -- and then fast-forward so you can catch up where you left off.

   .. You can also choose when to watch your favorite show -- effectively creating a "personalized" TV line-up.

   ..  (Continued)

(Eddy Hartenstein)

   .. And we're launching AOL TV, a new interactive service that makes television-focused AOL programming available side-by-side with DIRECTV.

   .. Using set-top boxes that are being designed and initially built by HNS, AOL TV will provide the most popular AOL community services -- chat capabilities, buddy lists and instant messaging -- as well as select Internet content that is continuously refreshed through the DIRECTV satellites.

   .. Web surfing will be available through a built-in 56 kilobits-per-second modem and phone line return.

       ... We will sell the service like a premium movie channel and share revenues with AOL.

 .  These next-generation capabilities allow us to exploit the unique broadband
   "pipeline" into the home that DIRECTV provides. They also offer the opportunity for incremental revenues from advertising, e-commerce and a new category we call t-commerce or television commerce.

 . As a result of the continued growth in both subscribers and revenue per subscriber, we expect to see significant acceleration in DIRECTV EBITDA over the next several years.

Script for Slide 18 Commentary:

(Eddy Hartenstein)

 . Now let's look at our Latin American DIRECTV business, where we've really turned the corner.

   .. In Latin America, the DIRECTV service is provided by the Galaxy Latin America (or GLA) partnership. We own 78 percent of GLA and the other 22 percent is held by the Cisneros Group of Companies of Venezuela.

   .. GLA serves more than 909,000 customers in 27 countries, making DIRECTV the leading direct-to-home service in the region.

   ..  The service generates average monthly revenue per subscriber of $34.

 . Last year, we restructured operations in Brazil and Mexico to gain control over the local operating companies there. Our goal was to drive subscriber growth -- and we're succeeding.

 .  For the full-year 1999, subscriber growth was up 74 percent compared to 1998.

   .. This year, growth in Brazil and Argentina drove GLA to a record first quarter in which they gained 105,000 net new subscribers -- a 50 percent increase over the first quarter of 1999.

(Continued)

(Eddy Hartenstein)

 . To keep that growth going, we're aggressively pursuing new subscribers, key programming and new interactive services.

  .. For example, DIRECTV is the exclusive provider of HBO Ole and Disney in several countries throughout the region.

  .. In addition, we recently announced an agreement with OpenTV to provide new interactive services, throughout Latin America, including electronic program guides, weather, games and banking, beginning in the second half of 2000.

 . And with that, I'll turn the presentation over to Jack Shaw who will give you an overview of our Enterprise services.

Script for Slide 19 Commentary:

(Eddy Hartenstein)

 .  Jack?

(Jack Shaw)

 .  Thank you Eddy.

 . It's my pleasure to be here today -- and to tell you about the exciting things we're working on for Hughes' Enterprise Services. You may also know of these services as "business-to-business" applications.

 .  Let's start with a look at PanAmSat.

Script for Slide 20 Commentary:

(Jack Shaw)

 . PanAmSat's global satellite fleet covers virtually the entire world's population, with the greatest concentration in the Americas.

 . The small boxes on the slide represent PanAmSat's and Hughes' Ka-band orbital slots, where we have yet to launch services. This new spectrum provides us with tremendous expansion opportunities in the future.

 .  Today, PanAmSat has four main areas of business:

   .. Its core business is the distribution of cable and broadcast television programming for the wor1d's leading entertainment companies.

   .. In its fastest-growing part of the business, PanAmSat provides a link to the U.S. Internet backbone for Internet Service Providers, or ISPs, in nearly 50 countries.

   ..  I'll talk more about PanAmSat's new Internet strategy in a moment.

   .. PanAmSat also provides services to more than 35 telecommunications carriers--among them our own Hughes Network Systems -- for corporate networks, and even telephony.

   .. Finally, PanAmSat satellites serve as the platform for Direct-to-Home services in Latin America, South Africa and Taiwan.

Script for Slide 21 Commentary:

(Jack Shaw)

 . With 21 satellites in orbit today, PanAmSat is the world's largest commercial provider of satellite services.

 . Demand for satellite services continues to outpace supply in many regions of the world, so we are growing our fleet to 24 satellites by the end of the year.

 . In addition, we will have increased in-orbit back-up capacity, allowing
  PanAmSat to offer an unequaled level of customer service and reliability.

 . PanAmSat has long-term contracts with blue-chip customers, including companies such as Time Warner, Disney/ABC and Viacom.

 . It generates EBITDA margins of around 70 percent, and has a backlog worth more than $6 billion.

Script for Slide 22 Commentary:

   (Jack Shaw)

 . In late March, PanAmSat introduced a new service that we believe will transform the Internet experience -- for users and service providers alike.

 . NET/36 is a global satellite-based overlay to the terrestrial Internet. It uses existing PanAmSat satellite capacity and, initially, more than a thousand Internet servers to bypass terrestrial points of congestion and provide faster Internet service.

 . Key customers will be media and entertainment firms -- the very companies with whom PanAmSat currently has strong relationships.

 .  NET 36 has a different business model than the rest of PanAmSat's business.
   Rather than charging a customer a fixed amount for transponder capacity, customers will be charged according to the amount of content delivered and consumed.

   . . Thus NET/36 has the opportunity to generate significantly more revenue and profits per transponder.

Script for Slide 23 Commentary:

   (Jack Shaw)

 . The other portion of our Enterprise Services is Hughes Network Systems, or HNS.

 . HNS is the world's leading provider of satellite-based private business networks, with more than 50 percent of the market in very small aperture terminal -- or VSAT -- systems and services.

 . Our customers include many Fortune 500 companies. Go to virtually any American gas station, car dealership or major national retailer and you will find a Hughes-built VSAT on the top of the building.

 . These networks provide critical services such as point-of-purchase inventory tracking, credit card verification, and broadcast data and video communications.

 . The VSAT business generated half-a-billion dollars in revenues last year, with over half of that coming from equipment sales.

   .. Our key strategy is to increase service revenues by offering new, integrated value-added services -- such as electronic commerce, corporate intranets, e-mail and in-store music.

   .. With these types of Web-based services on their networks, customers can eliminate duplicate equipment, streamline network management, increase network flexibility and reduce costs.

Script for Slide 24 Commentary:

  (Jack Shaw)

 . HNS is also responsible for the development of our broadband systems, and is the center of Hughes' cutting-edge systems technology.

 . HNS is one of the world's leading producers of DIRECTV systems. It increased shipments from just over 650,000 shipped in 1998 to more than 2 million boxes in 1999.

 . And we expect to ship 3-4 million boxes this year.

 . Finally, HNS is leading the development of our Spaceway system, which will provide next-generation broadband services to both consumers and businesses.

  .. We've committed an initial $1.4 billion to build satellites and related ground systems for North America.

Script for Slide 25 Commentary:

  (Jack Shaw)

 . With the attributes you've heard about today, you can see that Hughes clearly has a competitive edge in the burgeoning broadband satellite market--which includes services to both consumers and enterprises.

 .  We have:

   .. the industry's largest existing customer base

   .. the most spectrum in the most strategic locations

   .. superior technology and systems expertise

   .. and, finally, we have the widest breadth of satellite services experience through the combined strengths of DIRECTV, PanAmSat and HNS.

 . With these strengths, we believe we can capture a significant piece of the rapidly growing broadband market that Mike shared with you earlier--a market potentially representing some $40 billion in revenues by 2008.

Script for Slide 26 Commentary:

   (Jack Shaw)

   . It's now my pleasure to introduce our chief financial officer, Ms. Roxanne
     Austin, who will walk you through our financial performance.

   . Roxanne?

   (Roxanne Austin)
   . Thank you, Jack

Script for Slide 27 Commentary:

  (Roxanne Austin)

  . I'd like to start with a look at the historical performance of our current businesses--DIRECTV, PanAmSat and Hughes Network Systems.

     .. As you can see, we've already enjoyed impressive revenue growth, driven primarily by DIRECTV.

     .. In fact, the revenue growth you see here represents a top line annual growth rate of over 37 percent--driven by DIRECTV revenues, which have doubled every year since its inception.

Script for Slide 28 Commentary:

   (Roxanne Austin)

 .  Let's look at our EBITDA performance.

   .. For most of the years presented, DIRECTV was in an investment phase and had negative EBITDA.

   .. Thus, EBITDA growth was largely due to the Galaxy and PanAmSat merger in 1997, as well as the expansion of PanAmSat's satellite fleet. Keep in mind that PanAmSat achieves EBITDA margins of around 70 percent.

   .. In 1999, we show our EBITDA both including and excluding a $272 million write-off related to the discontinuation of HNS's narrowband wireless business.

   .. This was a strategic move we took to focus the company on the rapidly growing broadband wireless access market.

Script for Slide 29 Commentary:

     (Roxanne Austin}

     . Achieving that kind of growth has, of course, required significant commitment and investment on our part.

     . This chart shows you the investments we've made -- excluding mergers and acquisitions -- to position ourselves to capture a significant share of the rapidly expanding markets in which we compete.

     . As you would expect, the majority of these investments are being made to drive the growth in our service businesses -- particularly DIRECTV.

     . For example, the increase in capital expenditures in 1999 and 2000 reflects our increased ownership of the DIRECTV local operating companies in Mexico and Brazil, and also reflects the growing number of set-top boxes being financed in those two countries, as well as in the United States.

     . We're also investing in new satellites to provide DIRECTV with significantly greater capacity for local programming and new interactive services, and to expand PanAmSat's capacity.


(Continued)

   (Roxanne Austin)

   .. All told, we'll be investing more than $2.0 billion dollars this year to further grow our business -- and put us in a position to continue generating significant shareholder value.

   .. The bulk of our funding needs will be met through the all-cash sale of our satellite manufacturing businesses to Boeing. In addition, we'll use those proceeds to pay down our current debt, leaving us with about
       $1 billion in debt by year-end 2000.

 .  So what does all of this mean to Hughes going forward?

Script for Slide 30 Commentary:

  (Roxanne Austin)

 . Over the next several years, we expect to show solid double-digit revenue growth.

 . But more importantly, we expect our EBITDA growth to be even greater than our revenue growth, as it is driven by the significant operating leverage in our core businesses.

 . And in both cases, the majority of the growth will be delivered by our DIRECTV businesses.

 . Now let's look more closely at some of the key DIRECTV business metrics that will drive this growth.

Script for Slide 31 Commentary:

  (Roxanne Austin)

 . This chart shows some key subscriber value drivers for Cable, AOL and DIRECTV.

 . When we look at Current Subscribers and 1999 Subscriber Growth, we can clearly see not only DIRECTV's potential, but also how much more quickly we are growing than the cable television industry.

 . Jumping to Subscription Revenue, or the average monthly revenue per subscriber, notice that DIRECTV generates over 40 percent more per subscriber than cable; and nearly three times as much as AOL.

 . We're also just beginning to generate revenue from Advertising and E-commerce

    .. But consider the potential -- especially when you factor in our upcoming interactive services and subscriber growth.

 . In addition, you can see that our monthly churn rate of approximately 1.5 percent is significantly lower than cable's and, we believe, AOL's -- who does not disclose their churn rate -- and we are constantly working to lower it even further.

(Continued)

  (Roxanne Austin)

(Subscriber Value Drivers--Continued)

 . But perhaps the most important metric is Capital Invested per Household Passed

  .. For DIRECTV, it's only about 20 dollars for each home passed -- compared to a significantly higher number for cable.

  .. I would also like to remind you that cable still has to get a return on the over 100 billion dollars spent on recent acquisitions and many more billions of dollars to upgrade their infrastructure. AOL, on the other hand, still has to pay for Time Warner. Neither of these costs are included in this comparison.

  .. As a result, this relatively low invested capital provides us with tremendous leverage and the opportunity for significant returns.

  .. Now let's take a look at some of the business fundamentals of DIRECTV.

Script for Slide 32 Commentary:

  (Roxanne Austin)

 . Today, we invest about $500 to acquire each new U.S. DIRECTV subscriber. We expect to reduce this number by around $50 by the end of this year.

 . And gross margins average around 50 percent.

 . These metrics, along with our monthly revenue of $58 per subscriber, result in an average payback of only 18 months per subscriber, and an internal rate of return of some 70 percent for each incremental subscriber.

 . Because of DIRECTV's very favorable operating leverage, our EBITDA is expected to continue to rise.

  .. We have a fully upgraded, all-digital platform with relatively low fixed infrastructure costs--and, as I just mentioned, cable still has to spend billions of dollars to upgrade their infrastructure to compete with DIRECTV.

  .. As our customer base grows, selling and marketing, and general and administrative expenses are spread over the larger revenue base. Thus operating expenses are steadily decreasing as a percentage of revenues.

  .. And it is this DIRECTV EBITDA growth which we believe will fuel Hughes' overall EBITDA growth going forward.

Script for Slide 33 Commentary:

  (Roxanne Austin)

 . I'd like to take just one more moment to summarize why we believe Hughes represents a unique and powerful investment opportunity.

 . We have taken key strategic steps -- including selling our satellite manufacturing business -- to focus our company on high-growth, high-value services.

 . We are the market leader in each of our core businesses.

  .. We have DIRECTV, the world's leading digital multichannel provider. And both subscriber numbers and revenue per subscriber are growing rapidly.

 . Finally, our management team is extremely focused on creating shareholder value. The Primestar, USSB, AOL and Boeing transactions represent the most recent examples of our proven ability to execute on that commitment.

 . Our markets are strong; our businesses are growing; and as we've discussed today, we are positioned to attain our vision:

  .. To be the premier global provider of integrated entertainment and information products and services.

Script for Slide 34 Commentary:

  (Roxanne Austin)

 . At this time, our entire team is available to answer any questions you may have.

 . Thank you for your time and attention.